FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  July 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

(Hong Kong Stock Code: 5)

HSBC HOLDINGS PLC

INTERIM RESULTS AND SECOND INTERIM DIVIDEND FOR 2008

Pursuant to Rule 13.43 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and as announced on 3 March 2008, a meeting of Directors of HSBC Holdings plc will be held on Monday, 4 August 2008 to consider the announcement of the interim results for the six months to 30 June 2008 and the declaration of the second interim dividend for 2008.  In accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited the announcement will be released on Monday 4 August 2008 after the stock index futures and options market in Hong Kong closes for trading at 4.30pm (9.30am London time).

By Order of the Board

R G Barber

Group Company Secretary

23 July 2008

The Board of Directors of HSBC Holdings plc as at the date of this announcement are: S K Green, M F Geoghegan, S A Catz†, V H C Cheng, J D Coombe†, J L Durán†, R A Fairhead†, D J Flint, A A Flockhart, W K L Fung*, S T Gulliver, J W J Hughes-Hallett†, W S H Laidlaw†, Sir Mark Moody-Stuart†, G Morgan†, N R N Murthy†, S W Newton†, S M Robertson† and Sir Brian Williamson†.

† Independent non-executive Director

* Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: July 23, 2008